EXHIBIT 12.01

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. As earnings were inadequate to cover the combined fixed charges, we have provided the coverage deficiency amounts. Fixed charges are the sum of (i) interest costs including the amortization of deferred financing costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 8.5%.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2007

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Net loss before accretion to redemption of Series B, Series C, and Series D redeemable convertible preferred stock	$(7,708)	$(9,915)	$(13,946)	$(30,767)	$(46,599)	$(10,929)
Interest expense on indebtedness	$—	$—	$—	$—	$95	$265
Amortized expense of indebtedness on capitalized debt offering costs	$—	$—	$—	$—	$—	$8
Interest expense on portion of rent expense representative of interest	$20	$11	$100	$155	$352	$103

Earnings	$(7,688)	$(9,904)	$(13,846)	$(30,612)	$(46,152)	$(10,553)
Interest expense on indebtedness	$—	$—	$—	$—	$95	$265
Amortized expense of indebtedness on capitalized debt offering costs	$—	$—	$—	$—	$—	$8
Interest expense on portion of rent expense representative of interest	$20	$11	$100	$155	$352	$103

Total Fixed Charges	$20	$11	$100	$155	$447	$376

Ratio of earnings to fixed charges	$—	$—	$—	$—	$—	$—

Coverage deficiency	$(7,708)	$(9,915)	$(13,946)	$(30,767)	$(46,599)	$(10,929)